Exhibit 2.1

Certain portions of this exhibit have been omitted pursuant to Rule 601(b)(2) of Regulation S-K. The omitted information is (i) not material and (ii) the type that Onto Innovation Inc. treats as private or confidential. Information that has been omitted has been noted in this document with a placeholder identified by the mark “[***]”.

EXECUTION VERSION

SHARE PURCHASE AGREEMENT

between

ONTO INNOVATION INC.

and

ATOM INVESTMENT, L.P.

APRIL 21, 2026

i

ii

Schedules:

Schedule 1.01(1) Disclosure Schedule

Schedule 1.01(2) MNPI Schedule

Schedule 7.02(a) Required Governmental Consents and Notices

Exhibits:

Exhibit A  Capital and Business Alliance Agreement

iii

SHARE PURCHASE AGREEMENT

This SHARE PURCHASE AGREEMENT (this “Agreement”) dated as of April 21, 2026 between (i) Onto Innovation Inc., a Delaware corporation (“Buyer”), and (ii) Atom Investment, L.P., a limited partnership organized under the laws of the Cayman Islands (“Seller”) (Buyer and Seller, each a “Party” and together the “Parties”).

RECITALS:

WHEREAS, Seller is, as of the date hereof, the legal and beneficial owner of 95,140,800 shares of the issued and outstanding common stock in Rigaku Holdings Corporation, a corporation organized under the laws of Japan (the “Company”); and

WHEREAS, Seller desires to sell to Buyer or the Buyer Designee (as defined below), and Buyer desires to purchase, or cause the Buyer Designee to purchase, from Seller, 61,123,436 shares of the common stock in the Company, such number to be subject to adjustment as set forth in Section 2.02 (the “Shares”) on the terms and subject to conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby mutually acknowledged, the parties hereto agree as follows:

ARTICLE 1 DEFINITIONS

Section 1.01 Definitions.

(a) As used herein, the following terms have the following meanings:

“Adverse Effect on Financing” has the meaning set forth in Section 6.04(c).

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Agreement” has the meaning set forth in the introduction to this Agreement.

“Anti-Social Force” means any organized crime group (bouryokudan), organized crime group member (bouryokudan-in), Person for whom five years have not passed since the day on which such Person ceased to be an organized crime group member, quasi-organized crime group member (bouryokudan-jun-kouseiin), Person associated with an organized crime group (bouryokudan-kankei-kigyou), corporate extortionist (soukai-ya), social/political movement racketeer (shakaiundou-tou-hyoubou-goro), highly-sophisticated crime syndicate (tokushu-chinou-bouryoku-shuudan), Person who has a previous record of conducting illegal acts or making unreasonable demands regarding civil or administrative issues, or other Person similar to any of the foregoing.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in Tokyo, Japan or Boston, Massachusetts, are authorized or required by applicable Law to close.

“Buyer” has the meaning set forth in the introduction to this Agreement.

“Buyer Designee” means any controlled Affiliate of Buyer designated by Buyer as the buyer of the Shares prior to the Closing; provided that Buyer shall provide prior written notice to Seller of any Buyer Designee at least five (5) Business Days prior to the Closing.

“Capital and Business Alliance Agreement” has the meaning set forth in Section 6.03.

“Carlyle” means any investment company, limited partnership, fund, other collective vehicle doing business as “The Carlyle Group”.

“Claim” means any actions, assertions, complaints, suits, claims, demands or disputes, whether in contract, tort or otherwise.

“Closing” has the meaning set forth in Section 2.03(a).

“Closing Date” has the meaning set forth in Section 2.03(a).

“Committed Debt Financing” means the Debt Financing to be provided by the Debt Financing Entities party to the Debt Commitment Letter pursuant to the terms thereof.

“Company” has the meaning set forth in the recitals to this Agreement.

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated December 18, 2025, by and between Buyer and Seller.

“Confidential Information” has the meaning set forth in Section 11.01(e).

“Consent” has the meaning set forth in Section 3.03.

“Contract” means any written or oral contract, lease, license, commitment, undertaking or other agreement that is legally binding.

“control” (including its correlative meanings “controlled by” and “under common control with”) means the direct or indirect ownership of more than fifty percent (50%) of the voting share capital of a Person and/or the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise).

“Debt Commitment Letter” means the debt commitment letter, dated as of the date hereof, among Buyer and the Debt Financing Entities party thereto (including all exhibits, annexes, schedules and term sheets attached thereto), as amended, amended and restated, supplemented, replaced or otherwise modified in compliance with this Agreement (and including any joinders thereto), pursuant to which the Debt Financing Entities party thereto have agreed, subject only to the applicable Financing Conditions, to provide or cause to be provided the debt financing described therein for the purposes of financing the transactions contemplated by this Agreement.

“Debt Fee Letters” means the fee letters relating to the Committed Debt Financing.

“Debt Financing” means any debt financing obtained by Buyer in connection with the transactions contemplated by this Agreement.

“Debt Financing Documents” means any credit agreements, note purchase agreements, indentures, guarantees, pledge and security documents, definitive financing documents, agreements, schedules or other certificates or documents contemplated by any Debt Financing.

“Debt Financing Entities” means the agents, arrangers, lenders, initial purchasers, underwriters and other entities (other than Buyer) that have committed to arrange or provide all or any part of any Debt Financing (including pursuant to the Debt Commitment Letter, purchase or underwriting agreements, indentures or credit agreements entered into in connection therewith), including any such persons becoming party thereto pursuant to any joinder agreements, and their respective successors and assigns.

“Debt Financing Sources” means the Debt Financing Entities, together with their respective Affiliates and their and their respective Affiliates’ former, current and future controlling persons, officers, directors, employees, partners, shareholders, agents and representatives and their respective successors and assigns.

“Disclosure Schedule” means Schedule 1.01(1) attached hereto.

“Disclosure Schedule Update” has the meaning set forth in Section 5.02.

“Enforceability Limitations” has the meaning set forth in Section 3.02.

“Filing” has the meaning set forth in Section 4.03.

“Financing Conditions” means with respect to the Committed Debt Financing, the conditions expressly set forth or referred to in Annex II to Exhibit B of the Debt Commitment Letter as in effect on the date hereof.

“Governmental Authority” means any multinational, federal, state, provincial or local governmental authority, court, government, quasi-government or self-regulatory organization, commission, tribunal or organization or any regulatory, administrative or other agency, or any political or other subdivision, department or branch of any of the foregoing.

“Governmental Order” means any binding order, writ, judgment, injunction, decree, stipulation, determination or award of any Governmental Authority or arbitrator.

“Group” means the Company and each of its Affiliates.

“Group Company” means any member of the Group.

“ICC” has the meaning set forth in Section 12.06.

“Law” means any domestic or foreign, federal, state, provincial or local statute, treaty, convention, law, ordinance, rule, administrative interpretation, regulation, order, writ, injunction, directive, judgment, decision, decree or other requirement of any Governmental Authority.

“Liability” means any liability whatsoever, whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due.

“Liens” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, restriction on transfer (other than restrictions on transfer arising under applicable securities Laws) or encumbrance in respect of such property or asset.

“Long Stop Date” has the meaning set forth in Section 9.01(c).

“Long Stop Extension Requirement” has the meaning set forth in Section 9.01(c).

“Losses” means any losses, damages, fines, penalties, costs or expenses, reasonable attorneys’ fees and expenses in connection with any action, suit, proceeding or investigation, each of which falls within the scope of reasonable causation (i.e., “soto-inga-kankei” under Japanese Law). Notwithstanding anything to the contrary contained in this Agreement, in no event shall either Party be liable for any loss of profit, indirect, incidental, special, punitive, or consequential damages arising out of or in connection with this Agreement.

“Material Adverse Effect” means the occurrence of any change, event, development or effect (each, an “Effect”) that, individually or in the aggregate with all other Effects, (x) has a material adverse effect on the ability of Seller to consummate the Transaction or (y) is materially adverse to the business, financial condition, assets, Liabilities or results of operations of the Group Companies, taken as a whole; provided, however, solely for purposes of clause (y), that none of the following (or the results thereof) shall be taken into account, individually or in the aggregate, in determining whether a Material Adverse Effect has occurred:

(a) any changes generally affecting the industries in which the Group Companies operate, whether international, national, regional, state, provincial or local;

(b) changes in international, national, regional, state, provincial or local wholesale or retail and service markets for analytical and measurement equipment or related products and operations, including those due to actions by competitors and regulators;

(c) changes in regulatory or political conditions, including any acts of war or terrorist activities;

(d) changes in the markets for or costs of commodities or supplies, generally;

(e) effects of weather, meteorological events or other natural disasters or natural occurrences (including epidemics, pandemics or other spread of infectious disease);

(f) any change after the date of this Agreement of Law or regulatory policy, or any interpretation thereof;

(g) changes or adverse conditions in the financial, banking, currency or securities markets, including foreign exchange, interest rates and those relating to debt financing and, in each case, including any disruption thereof and any decline in the price of any security or any market index or other business conditions in any jurisdiction;

(h) the announcement, execution or delivery of this Agreement or any other Transaction Document or the consummation of the Transaction;

(i) any change after the date of this Agreement in accounting requirements or principles;

(j) any labor strike, request for representation, organizing campaign, work stoppage, slowdown or other labor dispute;

(k) any failure by the Group Companies to meet any projections, forecasts or estimates (provided, that this clause (k) shall not prevent a determination that any Effect underlying such failure to meet projections, forecasts or estimates has resulted in a Material Adverse Effect);

(l) any fluctuations in the stock price of the Company;

(m) any breach of this Agreement or any other Transaction Document by Buyer;

(n) any actions taken (or omitted to be taken) by or at the written request of Buyer;

(o) any matter disclosed or referenced in the Disclosure Schedule;

(p) any matter of which Buyer is aware on the date hereof; and

(q) any actions expressly required to be taken in accordance with this Agreement or any other Transaction Document or consented to by Buyer in writing;

provided, however, that the exceptions set forth in subclauses (a) through (g) and subclauses (i) and (j) shall only apply to the extent that such Effect does not have a materially disproportionate adverse effect on the Group Companies, taken as a whole, compared to other companies that operate in the industries in which the Group Companies operate (in which case only the incremental disproportionate adverse effect may be taken into account in determining whether there has occurred a Material Adverse Effect).

“MNPI Schedule” means Schedule 1.01(2) attached hereto, setting forth material non-public information with respect to the Company and its subsidiaries.

“Non-Party Affiliates” has the meaning set forth in Section 12.10.

“Organizational Documents” means, with respect to any Person, the articles or certificate of incorporation or organization and by-laws, the equity holders’ or shareholders’ agreement (including any capital and business alliance agreement), the limited partnership agreement, the partnership agreement or the limited liability company agreement, operating agreement, or such other organizational documents of such Person.

“Person” means any individual, corporation, partnership, joint venture, trust, association, organization, Governmental Authority or other entity, in each case whether or not having separate legal personality.

“Proceedings” means any suit, litigation, action, arbitration, charge, claim, complaint, prosecution, audit, inquiry, investigation, mediation or other proceeding, at law or in equity, before or by any Governmental Authority, arbitrator or similar tribunal.

“Purchase Price” has the meaning set forth in Section 2.02.

“Representatives” means, as to any Person, the officers, directors, managers, employees, agents, accounting auditors, counsel, accountants, financial advisers and consultants of such Person.

“Required Amount” has the meaning set forth in Section 4.05.

“Required Governmental Consents and Notices” has the meaning set forth in Section 7.02(a).

“Reverse Break Fee” has the meaning set forth in Section 9.03.

“Seller” has the meaning set forth in the introduction to this Agreement.

“Seller Group” means Seller, each of its Affiliates and any other investment company, limited partnership, fund, other collective vehicle belonging to Carlyle, but excluding the Group Companies.

“Shares” has the meaning set forth in the recitals to this Agreement.

“Tax” means any Japanese national or local or non-Japanese income, profits, franchise, withholding, ad valorem, personal property (tangible and intangible), employment, payroll, sales and use, social security, disability, occupation, real property, severance, excise and other taxes (including any secondary, joint and several tax liability and VAT) or other similar charges, levies or assessments in the nature of or similar to a tax imposed by a Taxing Authority, including any interest, penalty or addition thereto.

“Tax Return” means any return, report or similar statement filed or required to be filed with a Taxing Authority with respect to any Taxes (including any attached schedules and any amendment thereof), including any information return, claim for refund, amended return and declaration of estimated Tax.

“Taxing Authority” means, with respect to any Tax, the governmental entity or political subdivision thereof that has jurisdiction over the assessment, determination (including audit, appeal and litigation), collection or imposition of such Tax (domestic or foreign), and the agency (if any) charged with the collection of such Tax for such entity or subdivision.

“Tender Offer Requirement” has the meaning set forth in Section 2.02(a).

“Third Party Claim” has the meaning set forth in Section 10.03(d).

“Transaction” has the meaning set forth in Section 2.01.

“Transaction Documents” means this Agreement and the Capital and Business Alliance Agreement.

“Undisclosed Material Information” has the meaning set forth in Section 3.08.

“VAT” means value added tax, consumption tax or any similar Tax, whether chargeable in Japan or elsewhere.

Section 1.02 Other Definitional and Interpretative Provisions.

(a) The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions and headings herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.

(b) References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.

(c) Disclosure of any item in any section or subsection of the Disclosure Schedule shall be deemed disclosure by Seller with respect to each other section or subsection of the Disclosure Schedule to which the relevance of such disclosure is reasonably apparent. Matters reflected in any section or subsection of the Disclosure Schedule are not necessarily limited to matters required by this Agreement to be so reflected. Such additional matters are set forth for informational purposes and do not necessarily include other matters of a similar nature. No reference to or disclosure of any item or other matter in any section or subsection of the Disclosure Schedule shall be construed as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in this Agreement. Without limiting the foregoing, no such reference to or disclosure of a possible breach or violation of any contract, Laws or permit in the Disclosure Schedule shall be construed as an admission or indication that such a breach or violation exists or has actually occurred.

(d) Notwithstanding Article 3, no fact, matter or circumstance shall constitute a breach of any representation or warranty of Seller set forth in Article 3 to the extent that such fact, matter or circumstance was (i) known to Buyer as of the date hereof or (ii) contained in the Company’s public securities filings.

(e) Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. The word “or” is not exclusive. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law” or “laws” shall be deemed also to include any and all applicable Law. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to “yen” or “JPY” shall refer to Japanese yen.

(f) Unless otherwise expressly stated herein, all payments hereunder shall be in yen by wire transfer of immediately available funds. In the event that Buyer is in default with any payments under this Agreement, Buyer shall pay default interest from the respective payment due date until, but not including, the day actual payment is made at a rate equal to the lower of (i) ten (10) percent per annum, which interest shall accrue daily and compound quarterly on the last date of each calendar quarter and (ii) the highest rate permitted by applicable Law.

(g) All payments made by Buyer or Seller under this Agreement with respect to any breach of representation, warranty, covenant or agreement shall be treated by the Parties as an adjustment to the purchase price for the applicable Shares for Tax purposes, unless otherwise required by applicable Law.

(h) The English language version of this Agreement shall be controlling in all respects; provided that where a Japanese term has been inserted in parentheses and/or italics, such Japanese term alone (and not the English term to which it relates) shall be authoritative for the purpose of the interpretation of the relevant English term in this Agreement.

(i) No Party, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions hereof, and all provisions of this Agreement shall be construed according to their fair meaning and not strictly for or against any Party and no presumption or burden of proof will arise favoring or disfavoring any Person by virtue of its authorship of any provision of this Agreement.

(j) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day.

(k) For the purposes of applying a reference to a monetary sum expressed in JPY, an amount in a different currency shall be deemed to be an amount in JPY translated at the rate of exchange published on the Bank of Japan (日本銀行) website as at the close of business in Tokyo, Japan at the relevant date. References to times of the day are to Tokyo time unless otherwise stated.

ARTICLE 2 PURCHASE AND SALE

Section 2.01 Purchase and Sale. Upon the terms and subject to the conditions of this Agreement, at the Closing, Seller agrees to sell to Buyer or the Buyer Designee, and Buyer agrees to purchase, or cause the Buyer Designee to purchase, from Seller, the Shares, free and clear of all Liens (other than Liens created by Buyer or the Buyer Designee) (such transaction hereinafter referred to as the “Transaction”).

Section 2.02 Purchase Price; Certain Adjustments. The purchase price payable by Buyer to Seller for all the Shares (the “Purchase Price”) shall be the number equal to (x) the total number of Shares multiplied by (y) a purchase price per Share of JPY 1,850.

(a) In the event that, prior to the Closing, the number of outstanding shares of common stock of the Company is reduced such that as a result of the consummation of the transactions contemplated hereby, Buyer would be required under Japanese Law to commence a tender offer to acquire additional shares of Company common stock (the “Tender Offer Requirement”), then the number of Shares shall be reduced to the maximum number of shares the acquisition of which would not trigger the Tender Offer Requirement (which, for the avoidance of doubt, shall reduce the Purchase Price accordingly).

(b) The Purchase Price and the number of Shares shall additionally be equitably adjusted from time to time for any stock split, reverse stock split, recapitalization or similar change with respect to the common stock of the Company to provide to Buyer (or the Buyer Designee) and Seller the same economic effect as contemplated by this Agreement prior to such change. For the avoidance of doubt, in no event shall the number of Shares exceed 61,123,436 as modified after giving effect to such change.

Section 2.03 Closing.

(a) The closing of the purchase and sale of the Shares (the “Closing”) shall take place (i) at Nagashima Ohno & Tsunematsu Tokyo Office at 10:00 a.m. Tokyo time on July 1, 2026, (ii) in the event that any of the conditions set forth in Article 8 (other than the conditions that by their terms are to be satisfied at the Closing) have not been satisfied or waived by July 1, 2026, at Nagashima Ohno & Tsunematsu Tokyo Office at 10:00 a.m. Tokyo time on the fifth (5th) Business Day immediately following the day when all of the conditions set forth in Article 8 (other than the conditions that by their terms are to be satisfied at the Closing but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or waived, or (iii) at such other time, date and place as may be mutually agreed between the Parties. The date on which the Closing actually occurs is referred to as the “Closing Date.”

(b) At the Closing,

(i) Buyer shall pay, or cause to be paid, to Seller the Purchase Price by wire transfer to a bank account designated (by written notice at least three (3) Business Days prior to the Closing Date) by Seller, and Buyer shall bear any expenses required for the remittance.

(ii) Seller shall, against receipt of the Purchase Price in full by Seller, make an application for the number of the Shares to be recorded in the holding section (保有欄) of the transfer account (振替口座) specified in writing (e-mail being sufficient) by Buyer to Seller at least five (5) Business Days prior to the Closing Date.

(c) At the Closing, the Parties shall do or cause to be done all things required of them, respectively, as set forth in Section 2.03(b). All such things shall be deemed to be done simultaneously and in one act, in each case, except as otherwise provided in Section 2.03(b). If for any reason any of the actions or transactions required pursuant to Section 2.03(b) do not occur any action taken shall be deemed not to have occurred and the Parties shall take all actions necessary to restore them to their respective positions prior to such actions being taken; provided that, for the avoidance of doubt, the foregoing shall not relieve any Party of any breach of this Agreement occurring prior thereto or thereafter.

ARTICLE 3 WARRANTIES RELATING TO SELLER

Except as set forth in the Disclosure Schedule (subject to Section 1.02(c)), Seller hereby represents and warrants to Buyer as follows as of the date hereof and as of the Closing Date:

Section 3.01 Existence and Power. Seller is a limited partnership duly organized, validly existing and in good standing under the laws of the Cayman Islands. Seller has all requisite power and authority to enter into this Agreement and to consummate the Transaction.

Section 3.02 Due Authorization. The execution, delivery and performance by Seller of this Agreement and the consummation by Seller of the Transaction, have been duly authorized by all necessary actions on the part of Seller. This Agreement has been duly executed and delivered by Seller. This Agreement constitutes (assuming the due execution and delivery by the other Party) valid and legally binding obligations of Seller, enforceable against Seller in accordance with its terms, except to the extent enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws relating to or affecting creditors’ rights generally and by general equitable principles (collectively, the “Enforceability Limitations”).

Section 3.03 Governmental Authorization. No consent, approval, license, permit, order or authorization (each, a “Consent”) of, or registration, declaration or filing (each, a “Filing”) with, any Governmental Authority is required to be obtained or made by Seller in connection with the execution and delivery by Seller of this Agreement and the consummation by Seller of the Transaction, other than the Required Governmental Consents and Notices.

Section 3.04 Non-contravention. The execution, delivery and performance of this Agreement by Seller does not, and, subject to obtaining the Required Governmental Consents and Notices by Buyer, the consummation by Seller of the Transaction will not, (a) contravene or violate any provision of (i) the Organizational Documents of Seller, (ii) any Law to which Seller is subject or by which any property or asset of Seller is bound or affected or (iii) any material Contract to which Seller is a party or by which any of the Shares are bound or result in the termination or acceleration thereof or entitle any party to accelerate any obligations or indebtedness thereunder, or (b) result in the creation of any Lien upon the Shares, except, in the case of clause (a)(ii) or (a)(iii), as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

Section 3.05 Ownership of Shares. The Shares are duly authorized, validly issued, fully paid and nonassessable. Seller is the sole beneficial and record owner of the Shares, written or recorded in the transfer account ledger (振替口座簿) of transfer institution (振替機関), free and clear of any Liens, other than those arising pursuant to this Agreement or applicable securities Laws, has good and marketable title to the Shares and the sole and absolute authority to transfer the Shares to Buyer or the Buyer Designee pursuant to this Agreement, and upon completion of such Shares being recorded in the holding section (保有欄) of the transfer account (振替口座) specified in Section 2.03(b) (assuming such account is duly established by Buyer or the Buyer Designee), against payment made pursuant to this Agreement, Buyer or the Buyer Designee will obtain good and valid title to such Shares, free and clear of any Liens (other than Liens created by Buyer or the Buyer Designee). There are no outstanding options, warrants, rights (preemptive or otherwise), calls, Contracts or commitments, oral or in writing, to which Seller is a party or by which Seller is bound with respect to any of the Shares. Except for the Transaction contemplated hereunder, Seller has not assigned, transferred, sold, distributed, pledged or otherwise disposed of or agreed to assign, transfer, sell, distribute, pledge or otherwise dispose of all or any portion, or any interest in, the Shares.

Section 3.06 Anti-Social Forces. Seller is not a party to any transaction, nor otherwise has any direct or indirect relationship, with any Anti-Social Force whatsoever, irrespective of form or nature of the relationship, and Seller has not been subject to any extortion whatsoever by any Anti-Social Force or other organization.

Section 3.07 Absence of Litigation. There is no Proceeding pending against or, to the knowledge of Seller, threatened against, or any Governmental Order imposed upon, Seller or any of its Affiliates before (or, in the case of threatened Proceedings, would be before) or by, or any settlement agreement or other similar written agreement with, any Governmental Authority that would reasonably be expected to prevent or materially impair or delay the performance of this Agreement or the consummation of the Transaction.

Section 3.08 Undisclosed Material Information. As of the date hereof, except for the matters set forth in the MNPI Schedule, Seller is not aware of any material facts (重要事実) as set forth in Article 166, Paragraph 2 of the Financial Instruments and Exchange Act or any facts relating to a tender offer bid etc. as set forth in Article 167, Paragraph 1 of the Financial Instruments and Exchange Act with respect to the Company and its subsidiaries which are not publicly disclosed (the “Undisclosed Material Information”).

Section 3.09 Brokers and Other Advisors. No broker, finder, investment banker, financial advisor or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transaction based upon arrangements made by or on behalf of the Company.

Section 3.10 Exclusive Representations and Warranties. Seller acknowledges and agrees (A) that the representations and warranties made in Article 4 are the exclusive representations and warranties made by Buyer with respect to Buyer, including its assets or the subject matter of this Agreement and (B) that Buyer has disclaimed any other express or implied representations or warranties made by any Person with respect to Buyer or with respect to the subject matter of this Agreement. Except as otherwise expressly set forth in this Agreement (including the representations and warranties set forth in Article 4), Seller agrees that any other materials made available to Seller or its Affiliates or their respective Representatives do not, directly or indirectly, and shall not be deemed to, directly or indirectly, contain representations or warranties of Buyer or its Affiliates or their respective Representatives.

ARTICLE 4 WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller as follows as of the date hereof and as of the Closing Date:

Section 4.01 Corporate Existence and Power. Buyer has all requisite power and authority required to enter into this Agreement and to consummate the Transaction. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

Section 4.02 Due Authorization. The execution, delivery and performance by Buyer of this Agreement and the consummation by Buyer of the Transaction, have been duly authorized by all necessary corporate actions on the part of Buyer. This Agreement has been duly executed and delivered by Buyer and constitutes (assuming the due execution and delivery by the other Party) valid and legally binding obligations of Buyer, enforceable against Buyer in accordance with its terms, except to the extent enforceability may be limited by the Enforceability Limitations.

Section 4.03 Governmental Authorization. No Consent of, or Filing with, any Governmental Authority is required to be obtained or made by Buyer in connection with the execution and delivery by Buyer of this Agreement and the consummation by Buyer of the Transaction, other than the Required Governmental Consents and Notices.

Section 4.04 Non-contravention. The execution, delivery and performance by Buyer of this Agreement does not, and, subject to obtaining the Required Governmental Consents and Notices, the consummation by Buyer of the Transaction will not, contravene or violate any provision of (a) the Organizational Documents of Buyer, (b) any material Contract to which Buyer is a party or by which Buyer is bound, or result in the termination or acceleration thereof, or entitle any party to accelerate any obligation or indebtedness thereunder, or (c) any Law to which Buyer is subject or by which any property or asset of Buyer is bound or affected except, in the case of clauses (b) and (c), as would not, individually or in the aggregate, reasonably be expected to result in a material adverse effect on Buyer’s ability to perform its obligations under this Agreement or to consummate the Transaction.

Section 4.05 Financing. As of the date of this Agreement, Buyer has delivered to Seller a true and complete copy of the executed Debt Commitment Letter and the Debt Fee Letters, which Debt Fee Letters have been redacted for fees, pricing terms, “market flex” provisions (if any) and other terms that are customarily redacted (including any dates related thereto), none of which would reasonably be expected to reduce the aggregate principal amount of the Committed Debt Financing to be funded on the Closing Date or impose additional conditions precedent to the funding of the Committed Debt Financing on the Closing Date. As of the date of this Agreement, the Debt Commitment Letter is in full force and effect and represent valid, binding and enforceable obligations (subject to the Enforceability Limitations) of Buyer and, to the knowledge of Buyer, each other party thereto to provide the financing contemplated thereby subject only to the satisfaction or waiver of the Financing Conditions. The Debt Commitment Letter has not been amended or modified in any manner prior to the date of this Agreement. Assuming satisfaction of the conditions set forth in Section 8.01 and Section 8.02, as of the date of this Agreement, the aggregate proceeds of the Committed Debt Financing (both before and after giving effect to the exercise of any or all “market flex” provisions (if any) related thereto), together with any cash on hand, available lines of credit and other sources of immediately available funds of Buyer, will be sufficient to finance (i) all amounts required to be paid by Buyer in cash on the Closing Date pursuant to Section 2.02 and (ii) all costs and expenses required to be paid by Buyer in cash on the Closing Date in connection with the transactions contemplated by this Agreement (the minimum amount sufficient to finance such payments, the “Required Amount”). As of the date of this Agreement, Buyer has no reason to believe that it or any other party thereto will be unable to satisfy on a timely basis any term of the Debt Commitment Letter. Assuming satisfaction of the conditions set forth in Section 8.01 and Section 8.02, as of the date of this Agreement, Buyer has no reason to believe that (i) any of the Financing Conditions will not be satisfied or (ii) the Committed Debt Financing will not be made available to Buyer on the Closing Date. Buyer expressly agrees and acknowledges that its obligations hereunder are not subject to, or conditioned on, its consummation of any financing arrangements, obtaining of any financing or the availability, grant, provision or extension of any financing to Buyer.

Section 4.06 Solvency. Buyer is not insolvent or bankrupt or unable to pay its debts as they fall due, and Buyer has not stopped or suspended payment of its debts or indicated its intention to do so nor has any analogous procedure or step been taken or proposed in any jurisdiction in relation to Buyer, nor has Buyer commenced negotiations with one or more of its creditors with a view to rescheduling or restructuring any of its indebtedness, in each case, outside of the ordinary course of business. No Governmental Order has been made, petition or other Proceedings presented, resolution passed or meeting convened for the winding up or dissolution of, or making of any administration order for, Buyer. No receiver or examiner or other analogous or similar officer has been appointed over the whole or any part of the material property or assets of Buyer.

Section 4.07 Anti-Social Forces. Buyer is not a party to any transaction, nor otherwise has any direct or indirect relationship, with any Anti-Social Force whatsoever, irrespective of form or nature of the relationship, and Buyer has not been subject to any extortion whatsoever by any Anti-Social Force or other organization.

Section 4.08 Absence of Litigation. There is no Proceeding pending against or, to the knowledge of Buyer, threatened against, or any Governmental Order imposed upon, Buyer or any of its Affiliates before (or, in the case of threatened Proceedings, would be before) or by, or any settlement agreement or other similar written agreement with, any Governmental Authority that would reasonably be expected to prevent or materially impair or delay the performance of this Agreement or the consummation of the Transaction.

Section 4.09 Undisclosed Material Information. As of the date hereof, except for the matters set forth in the MNPI Schedule, Buyer is not aware of any Undisclosed Material Information.

Section 4.10 Disclaimer Regarding Projections. Buyer may be in possession of certain projections and other forecasts regarding the Group Companies, including projected financial statements, cash flow items and other data of the Group Companies and certain business plan information of the Group Companies. Buyer acknowledges that there are substantial uncertainties inherent in attempting to make such projections and other forecasts and plans and accordingly is not relying on them, that Buyer is familiar with such uncertainties, that Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all projections and other forecasts and plans so furnished to it, and Buyer shall not have any claim against any Person with respect thereto. Accordingly, Buyer acknowledges that neither Seller nor any of its Affiliates, Representatives, agents or advisors has made any representation or warranty with respect to such projections and other forecasts and plans.

Section 4.11 Exclusive Representations and Warranties. Buyer acknowledges and agrees (A) that the representations and warranties made in Article 3 are the exclusive representations and warranties made by Seller with respect to Seller and the Group Companies, including the assets of each of them, or the subject matter of this Agreement, (B) that Seller has disclaimed any other express or implied representations or warranties made by any Person with respect to Seller and the Group Companies or with respect to the subject matter of this Agreement, (C) that the condition of the assets of the Group Companies shall be “as is” and “where is” and Seller makes no warranty of merchantability, suitability, fitness for a particular purpose or quality with respect to any of the assets of the Group Companies or as to the condition or workmanship thereof or the absence of any defects therein, whether latent or patent, and (D) that Seller is not, directly or indirectly, and no other Person on behalf of Seller is, making any representations or warranties regarding any pro-forma financial information, financial projections or other forward-looking statements of the Group Companies. Except as otherwise expressly set forth in this Agreement (including the representations and warranties set forth in Article 3), Buyer agrees that any other materials, including any due diligence materials, made available to Buyer or its Affiliates or their respective Representatives do not, directly or indirectly, and shall not be deemed to, directly or indirectly, contain representations or warranties of Seller or its Affiliates or their respective Representatives.

ARTICLE 5 COVENANTS AND OTHER AGREEMENTS OF SELLER

Section 5.01 Conduct of Business.

(a) From the date hereof until the earlier of the Closing or the termination of this Agreement in accordance with its terms, Seller shall, as a shareholder of the Company, not exercise its voting rights at the general shareholders’ meeting of the Company in favor of a proposal that (i) relates to any merger, acquisition, business combination, share issuance or other transaction involving the Company or any of its subsidiaries, except for transactions conducted solely within the Group Companies or (ii) is reasonably expected to, individually or in the aggregate, (x) prevent, restrict or delay the Closing or the consummation of the Transaction or (y) result in a Material Adverse Effect.

(b) Neither Section 5.01 nor any other provision herein shall operate so as to restrict or prevent:

(i) any commercially reasonable action undertaken by any Group Company with respect to emergency situations (provided that Seller shall notify Buyer of the occurrence of any emergency situation and the steps that Seller proposes to take to mitigate the effects thereof, as soon as reasonably practicable after the occurrence of the same).

(ii) the completion or performance of any actions reasonably required or undertaken pursuant to any contract or arrangement entered into by any Group Company prior to the date of this Agreement; or

(iii) any matter or action required to be undertaken to comply with applicable Laws.

(c) Nothing contained in this Section 5.01 is intended to give Buyer the right to control or direct the operations of the Group Companies prior to the Closing.

Section 5.02 Disclosure Schedule Update. From time to time prior to the Closing, Seller has the right (but not the obligation) to supplement or amend the Disclosure Schedule that are necessary to complete or correct any information in the Disclosure Schedule or in any representation or warranty made by Seller, as the case may be, that has been rendered inaccurate or incomplete due to any change, event, effect or occurrence since the date of this Agreement (each a “Disclosure Schedule Update”), and each such Disclosure Schedule Update shall be deemed to be incorporated into and to supplement and amend the Disclosure Schedule as of the Closing Date; provided, that, notwithstanding the foregoing, no such Disclosure Schedule Update shall be deemed to qualify (a) any representation or warranty set forth in Article 3 for purposes of determining whether any of the conditions set forth in Article 8 have been satisfied or (b) any representation or warranty set forth in Section 3.05 for any purpose.

Section 5.03 Cooperation.

(a) From the date hereof until the Closing Date, Seller shall use commercially reasonable efforts to cooperate as reasonably requested by Buyer, at Buyer’s sole cost and expense, in connection with arranging or obtaining any financing sought by Buyer or its Affiliates in connection with the Transaction or other transactions contemplated under the Transaction Documents, which cooperation will include (1) reasonably assisting Buyer in the preparation of materials customarily requested to be used in connection with obtaining any Debt Financing, (2) reasonably cooperating with the marketing efforts for any portion of any Debt Financing, including using its commercially reasonable efforts to ensure that any syndication efforts benefit from its existing lending relationships and (3) delivering information and documentation related to the Group Company at least three Business Days prior to the Closing Date as is required and reasonably requested in writing by the Debt Financing Sources at least ten (10) Business Days prior to the Closing Date with respect to compliance under applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, the U.S.A. Patriot Act of 2001 and rules adopted by the Financial Crimes Enforcement Network of the U.S. Treasury Department.

(b) Notwithstanding the foregoing, nothing in Section 5.03(a) shall require the Seller to (1) take any action in respect of any Debt Financing to the extent that such action would or would reasonably be expected to cause any condition set forth in Article VIII to fail to be satisfied by the Closing Date, (2) take any action in respect of any Debt Financing that would or would reasonably be expected to conflict with or violate any applicable Law, any Organizational Documents of Seller or this Agreement, (3) take any action to the extent such action would interfere with the business or operations of the Seller, (4) provide any legal opinion or other opinion of counsel or any information that would reasonably be expected to result in a violation of applicable Law or loss of attorney-client privilege (or similar privilege) or (5) pay any commitment, placement or other similar fee in connection with any Debt Financing.

(c) Buyer shall (x) at the Closing (or, if the Closing does not occur, promptly), upon request by the Seller, reimburse the Seller for all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by the Seller in connection with the cooperation of the Seller contemplated by this Section 5.03 (other than the preparation of the Group Company’s financial statements in the ordinary course of business) and (y) indemnify and hold harmless the Seller and its Representatives from and against any and all damages, losses, charges, liabilities, claims, demands, actions, suits, proceedings, payments, judgments, settlements, assessments, deficiencies, taxes, interest, penalties and costs and expenses suffered or incurred by them in connection with the arrangement of any Debt Financing (other than to the extent arising from the gross negligence, bad faith, willful misconduct or fraud of the Seller, its Affiliates, or its or its Affiliates’ Representatives or the material breach of this Agreement by the Seller or its Affiliates).

Section 5.04 Exercise of Voting Rights. If the Closing occurs prior to the day immediately preceding the date of any general shareholders meeting with a record date preceding the Closing Date, Seller shall exercise the voting rights attached to all the Shares at such shareholders meeting in accordance with Buyer’s instructions.

ARTICLE 6 COVENANTS AND OTHER AGREEMENTS OF BUYER

Section 6.01 Transfer Tax. All transfer, documentary, sales, notarial, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with the Transactions (including any real property transfer Tax and any similar Tax, but for the avoidance of doubt excluding any capital gains, income or similar Taxes) shall be borne and paid by Buyer. The Party required to do so will, at its own expense, file all necessary Tax Returns and other documentation with respect to all such Taxes and fees, and, if required by applicable Law, the other Party will join in the execution of any such Tax Returns and other documentation. Buyer and Seller shall cooperate in timely making all filings, returns, reports and forms as necessary or appropriate to comply with the provisions of all applicable Laws in connection with the payment of such Taxes and fees and shall cooperate in good faith to minimize the amount of any such Taxes payable in connection herewith.

Section 6.02 Tax Withholding. Buyer acknowledges and agrees that, as of the date of this Agreement, no withholding Taxes are expected to be applicable to the payment of the Purchase Price. If Buyer is required to withhold from the Purchase Price due to a change in applicable Law after the date of this Agreement, Buyer shall use commercially reasonable efforts to (a) provide Seller with reasonable advance notice of its intent to withhold prior to withholding any amount pursuant to this Section 6.02 and (b) cooperate with Seller to mitigate or eliminate the need to deduct or withhold such Tax to the extent permitted by Law. Buyer and its Affiliates and any applicable withholding agent shall timely remit such amount that is deducted or withheld to the appropriate Taxing Authority. To the extent that any such withheld amounts are properly remitted to the applicable Taxing Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made. Buyer acknowledges and agrees that it shall not designate a Buyer Designee if such designation creates an obligation for withholding Taxes from the payment of the Purchase Price.

Section 6.03 Capital and Business Alliance Agreement. Buyer shall enter into a Capital and Business Alliance Agreement (the “Capital and Business Alliance Agreement”) with the Company, in the form of Exhibit A on the date hereof, and shall not amend or terminate the Capital and Business Alliance Agreement prior to Closing without prior written consent of Seller, except to the extent that such (a) amendment applies to terms of the Capital and Business Alliance Agreement that are applicable solely after the Closing or (b) termination occurs after the Closing.

Section 6.04 Financing.

(a) From the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with Article IX, Buyer and its Affiliates shall use commercially reasonable efforts to take, or cause to be taken, all actions, and use commercially reasonable efforts to do, or cause to be done, all things reasonably necessary or advisable, to arrange and obtain the Committed Debt Financing and to consummate the Committed Debt Financing on or prior to the Closing Date. Such actions shall include, but not be limited to, using commercially reasonable efforts to: (i) comply with and maintain in effect the Debt Commitment Letter (subject to any amendment, supplement, replacement, substitution, termination or other modification or waiver that is not prohibited by clause (c) below); (ii) satisfy, or obtain a waiver thereof, on a timely basis all Financing Conditions to the extent within the control of Buyer and its Affiliates; (iii) negotiate, execute and deliver Debt Financing Documents to the extent required to pay the Required Amount (after taking into account any cash on hand, available lines of credit and other sources of immediately available funds), which shall reflect the terms contained in the Debt Commitment Letter (including any “market flex” provisions (if any) related thereto) or on such other terms acceptable to Buyer that would not constitute an Adverse Effect on Financing as compared to those set forth in the Debt Commitment Letter delivered to the Seller on the date hereof; and (iv) in the event that the conditions set forth in Section 8.01 and Section 8.02 have been satisfied or waived or, upon funding would be satisfied, consummate the Committed Debt Financing (including by instructing the Debt Financing Sources to fund the Committed Debt Financing in accordance with the Debt Commitment Letter).

(b) From the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with Article IX, Buyer and its Affiliates shall give Seller prompt notice of any material breach, repudiation or threatened material breach or repudiation by any party to the Debt Commitment Letter of which Buyer or its Affiliates becomes aware; provided that Buyer shall not be required to disclose or provide any such information, the disclosure of which, in the judgement of Buyer upon advice of outside counsel, is subject to attorney-client privilege or which would be in violation of any confidentiality obligation.

(c) From the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with Article IX, without the prior written consent of Seller, Buyer shall not amend, modify, supplement, terminate, restate, assign, substitute or replace the Debt Commitment Letter or any Debt Financing Document if such amendment, modification, supplement, termination, restatement, assignment, substitution or replacement would (A) impose additional conditions precedent or expand upon the conditions precedent to the funding of the Debt Financing, (B) reduce the amount of the Debt Financing or the net cash proceeds available from the Debt Financing to an amount that is less than the Required Amount (after taking into account any cash on hand, available lines of credit and other sources of immediately available funds), (C) prevent or materially delay or make materially less likely the funding of the Debt Financing (or the satisfaction of the Financing Conditions) on the Closing Date or materially impair, delay or prevent the consummation of the transactions contemplated by this Agreement or (D) materially adversely affect Buyer’s ability to consummate the transactions contemplated by this Agreement (clauses (A) through (D), each an “Adverse Effect on Financing”); provided that Buyer may, without the prior written consent of Seller, amend, modify, supplement, terminate, restate, assign, substitute or replace the Debt Commitment Letter, including (1) to add and appoint additional arrangers, bookrunners, underwriters, agents, lenders and similar Debt Financing Entities that have not executed the Debt Financing Documents as in effect on the date hereof and, in connection therewith, amend the economic and other arrangements with respect to such appointments, (2) modify pricing, (3) terminate or reduce any commitments under the Committed Debt Financing in order to obtain alternative sources of Debt Financing in lieu of all or a portion of the Committed Debt Financing and/or (4) increase the aggregate amount of the Committed Debt Financing.

ARTICLE 7 MUTUAL COVENANTS

Section 7.01 Efforts to Consummate. From the date hereof until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, each of Buyer and Seller shall use reasonable best efforts to satisfy the conditions set forth in Section 8.01, Section 8.02 and Section 8.03. Buyer shall, or cause the Buyer Designee to, establish a transfer account (振替口座) in a timely manner and notify Seller of such account in writing (e-mail being sufficient) at least five (5) Business Days prior to the Closing Date.

Section 7.02 Regulatory and Antitrust Filings.

(a) Each of Buyer and Seller shall use reasonable best efforts to submit filings with, and obtain approvals from (including, as the case may be, expiration of the relevant waiting periods), the applicable Governmental Authorities for the jurisdictions listed in Schedule Section 7.02(a) (the “Required Governmental Consents and Notices”). For the avoidance of doubt, the foregoing shall not apply to Seller to the extent Seller is not a mandatory participant in the Required Governmental Consents Notices.

(b) Each of Buyer and Seller shall, as promptly as reasonably practicable after the date hereof file all required forms and notifications in connection with the Required Governmental Consents and Notices, as the case may be in the context of the relevant jurisdiction.

(c) In order to obtain or make the Required Governmental Consents and Notices, as applicable, the Parties shall (i) reasonably cooperate in all respects with each other in the preparation of any filing or notification and in connection with any submission, investigation or inquiry, (ii) supply to the applicable Governmental Authorities as promptly as practicable any additional information requested pursuant to any applicable Law, (iii) promptly provide to the other Party’s legal adviser copies of any material written communication received or sent (or written summaries of any substantial non-written communication) in connection with any Proceedings commenced in order to obtain the Required Governmental Consents and Notices (and the legal advisers shall be prohibited from making available such documents to the other Party, to the extent the documents include data and information that are sensitive from a competition perspective), and (iv) to the extent permitted under applicable Law, give each other and their respective advisers the opportunity to participate in all material meetings and discussions with any Governmental Authority in connection with the Required Governmental Consents and Notices.

(d) Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall require Buyer or Seller to offer, consent to or comply with any obligations or conditions, commitments or other agreements, including (i) proposing, negotiating, committing to, and/or effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture, transfer, license, disposition, or hold separate of any assets, properties, or businesses, (ii) terminating, modifying, or assigning existing relationships, contracts, or obligations, (iii) changing or modifying any course of conduct regarding future operations, or (iv) otherwise taking or committing to take any other action that would limit freedom of action with respect to, or ability to retain, any operations, divisions, businesses, product lines, customers, assets, or rights or interests, each of (i) through (iv) being applicable to Buyer or Seller and its subsidiaries and Affiliates, the Shares and the Company. Notwithstanding anything to the contrary in this Agreement, Buyer, subject to a good-faith prior discussion with Seller, has the sole right to control and direct all strategy in connection with the review of the Transaction by any Governmental Authorities, or any litigation by, or negotiations with, any Governmental Authorities relating to obtaining the Required Governmental Consents and Notices.

(e) Buyer shall, and shall cause its Affiliates to, at any time prior to the Closing, refrain from making any acquisitions or engaging in other business combinations or similar transactions that would reasonably be expected to prevent, restrict or materially delay the Closing or the consummation of the Transaction.

(f) The filing fees under and any other fees or payments to a Governmental Authority under any antitrust, competition, foreign investment or similar laws shall be borne by Buyer.

Section 7.03 Matters on Insider Trading Regulations. The Parties acknowledge that each of Buyer and Seller is already aware of the Undisclosed Material Information set forth in the MNPI Schedule at the time of execution of this Agreement, and that the Transaction falls under the transaction pursuant to Article 166, Paragraph 6, Item 7 and Article 167, Paragraph 5, Item 7 of the Financial Instruments and Exchange Act. From the date hereof until the Closing, each of Buyer and Seller shall notify the other Party of any Undisclosed Material Information of which the notifying Party becomes aware (other than those set forth in the MNPI Schedule), no later than one (1) Business Day prior to the Closing Date.

ARTICLE 8 CONDITIONS TO CLOSING

Section 8.01 Conditions to Obligations of Buyer and Seller. The obligations of Buyer and Seller to consummate the Closing are subject to the satisfaction (or, if permitted by applicable Law, waiver by both Parties) of the following conditions:

(a) no provision of any applicable Law or Governmental Order shall prohibit or make illegal the consummation of the Closing or, solely in the case of Buyer’s obligations, the transactions contemplated by the Capital and Business Alliance Agreement, and no Governmental Authority of competent jurisdiction shall have instituted any Proceedings seeking to impose any such prohibition;

(b) all Required Governmental Consents and Notices shall have been obtained or made, as applicable, and remain in full force and effect, and all applicable waiting periods and any extensions thereof shall have expired or been terminated; and

(c) the Capital and Business Alliance Agreement shall be lawfully and validly entered into and continue in effect.

Section 8.02 Conditions to Obligation of Buyer. The obligation of Buyer to consummate the Closing is subject to the satisfaction (or waiver by Buyer) of the following conditions:

(a) Seller shall have performed or complied in all material respects with all of its obligations hereunder required to be performed or complied with by it on or prior to the Closing;

(b) the representations and warranties of Seller contained in Article 3 shall be true and correct in all material respects as of the date hereof and the Closing, as though made on and as of such date (except to the extent expressly made as of a specific date, in which case as of such specific date); and

(c) since the date of this Agreement, there shall not have occurred a Material Adverse Effect.

Section 8.03 Conditions to Obligation of Seller. The obligation of Seller to consummate the Closing is subject to the satisfaction (or waiver by Seller) of the following conditions:

(a) Buyer shall have performed or complied in all material respects with all of its obligations hereunder required to be performed or complied with by it on or prior to the Closing; and

(b) the representations and warranties of Buyer contained in Article 4 shall be true and correct in all material respects as of the date hereof and the Closing as though made on and as of such date (except to the extent expressly made as of a specific date, in which case as of such specific date).

Section 8.04 Frustration of Closing Conditions. No Party may rely, either as a basis for not consummating Transaction or terminating this Agreement and abandoning the Transaction, on the failure of any condition set forth in Section 8.01, Section 8.01(c) or Section 8.02(c), as applicable, to be satisfied if such failure was principally caused by such Party’s breach in any material respect of any provision of this Agreement.

ARTICLE 9 TERMINATION

Section 9.01 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written consent of Buyer and Seller;

(b) by either Buyer or Seller, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the other Party set forth in this Agreement shall have occurred that would cause a condition set forth in Section 8.02 or Section 8.03 not to be satisfied, and such breach is not cured prior to the earlier of (A) the Business Day prior to the Long Stop Date or (B) the date that is thirty (30) days from the date that breaching Party is notified in writing by non-breaching Party of such breach or failure to perform; provided that the failure by Buyer to deliver the payments pursuant to Section 2.03(a) as and when required hereunder shall not be subject to cure hereunder unless otherwise agreed to in writing by Seller;

(c) by either Buyer or Seller, upon delivery of written notice to the other Party, if the Closing shall not have been consummated on or before the close of business on the six (6) month anniversary of the date hereof (as it may be extended pursuant to this Section 9.01(c), the “Long Stop Date”); provided, however, that if, (i) as of such date, all conditions set forth in Article 8 (other than the conditions that by their terms are to be satisfied at the Closing) have been satisfied or waived except for the condition set forth in Section 8.01(b) (the “Long Stop Extension Requirement”), (ii) neither Party terminates this Agreement within ten (10) Business Days of the initial Long Stop Date and (iii) on such tenth (10th) Business Day the Long Stop Extension Requirement continues to be satisfied, then the Long Stop Date shall be automatically extended to the close of business on the first (1st) anniversary of the date hereof; provided further, that the right to terminate this Agreement pursuant to this Section 9.01(c) shall not be available to any Party whose breach of any provision of this Agreement results in the failure of the Closing to be consummated by such time; or

(d) by either Buyer or Seller, in the event that (i) a Governmental Authority having jurisdiction over Buyer or Seller shall have issued a Governmental Order permanently restraining, enjoining or otherwise prohibiting the consummation of the Transaction or the other transactions contemplated under the Transaction Documents and such Governmental Order shall have become final and nonappealable and (ii) the Party seeking to terminate this Agreement pursuant to this Section 9.01(d) shall not have breached or failed to perform in any material respect its obligations under this Agreement in any manner that has been a principal cause of the imposition of such Governmental Order or the failure of such Governmental Order to be resolved or lifted.

For the avoidance of doubt, this Agreement shall not be terminable by any Party upon the occurrence of, or after, the Closing.

Section 9.02 Effect of Termination. In the event of a valid termination of this Agreement pursuant to Section 9.01, this entire Agreement shall forthwith become void and have no effect, without liability on the part of any Party hereto (or any shareholder, Affiliate, or Representative of such Party); provided that no such termination (nor any provision of this Agreement) shall relieve any Party from liability for any damages for willful breach of this Agreement prior to such termination (which, for the avoidance of doubt, shall be deemed to include any failure by Buyer to timely consummate the Transaction if it is obligated to do so hereunder). Notwithstanding anything to the contrary contained herein, the provisions of Article 1 (Definitions), this Article 9 (Termination), Article 10 (Limitation on Seller’s Liability; Release), Article 11 (Confidentiality; Public Announcements) and Article 12 (Miscellaneous) shall survive any termination hereof.

Section 9.03 Reverse Break Fee. In the event that Buyer terminates this Agreement pursuant to Section 9.01(c) at a time when (a) the condition set forth in Section 8.01(b) has not been satisfied and (b) all of the other conditions set forth in Section 8.01 and Section 8.02 have been satisfied or waived (except for those conditions that by their nature are to be satisfied at the Closing, provided that such conditions were then capable of being satisfied if the Closing had taken place), Buyer shall pay to Seller a fee in JPY equal to two percent (2%) of the Purchase Price (the “Reverse Break Fee”). Notwithstanding anything to the contrary in this Agreement, in the event that the Reverse Break Fee becomes payable pursuant to this Agreement, the Parties hereby acknowledge that Seller’s and its Affiliates’ sole and exclusive remedy (whether at Law, in equity, in contract, in tort or otherwise) against Buyer for any breach, loss or damage under this Agreement shall be to receive payment of the Reverse Break Fee and none of Buyer nor any of its Affiliates will have any liability to Seller or any of its Affiliates relating to or arising out of this Agreement or the transactions contemplated hereby, except for the case of Buyer’s breach of this Agreement by its willful misconduct. The parties acknowledge and agree that in no event will Buyer be required to pay the Reverse Break Fee on more than one occasion.

ARTICLE 10 LIMITATIONS ON SELLER’S LIABILITY; RELEASE

Section 10.01 Indemnification and No Liability.

(a) Subject to Section 10.01(c), Section 10.02 and Section 10.03, Buyer shall indemnify Seller and its Affiliates from and against any and all Losses incurred by Seller and its Affiliates arising from (i) any breach or inaccuracy of Buyer’s representations and warranties set forth in this Agreement, or (ii) any breach of any covenant or agreement of Buyer set forth in this Agreement.

(b) Subject to Section 10.01(c), Section 10.02 and Section 10.03, Seller shall indemnify Buyer and its Affiliates from and against any and all any Losses incurred by Buyer and its Affiliates arising from or in connection with any breach of (i) any breach or inaccuracy of Seller’s representations and warranties set forth in this Agreement, or (ii) any breach of any covenant or agreement of Seller set forth in this Agreement.

(c) Notwithstanding anything to the contrary contained herein, none of the representations, warranties, covenants, agreements or undertakings of Seller in this Agreement, or in any instrument or certificate delivered pursuant hereto shall survive the Closing, except (i) the representations and warranties of Seller set forth in Section 3.05 and (ii) those covenants, agreements and undertakings with respect to those contained under Article 11 (such covenants and undertakings, the “Surviving Seller Obligations”). In furtherance of the foregoing, Buyer waives, from and after the Closing, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action it may have against Seller relating to the subject matter of this Agreement and the schedules attached hereto and the transactions contemplated hereby and thereby, whether arising under or based upon any applicable Law (including any right, whether arising at law or in equity, to seek indemnification, contribution, cost recovery, damages, or any other recourse or remedy, including as may arise under common law), in each case, other than with respect to the Surviving Seller Obligations, which shall expire and be extinguished when fully performed in accordance thereof.

Section 10.02 Limitations of Amounts. The aggregate amount of Buyer’s liability in respect of any Claim by Seller and Seller’s liability in respect of any Claim by Buyer, in each case, arising out of, resulting from or in connection with this Agreement, shall not exceed the Purchase Price.

Section 10.03 Time Limitations.

(a) Any Claim with respect to the representations and warranties of Seller set forth in Section 3.05 shall be wholly barred and unenforceable unless Buyer has given written notice of such Claim to Seller within six (6) months from the Closing Date.

(b) Any Claim with respect to the Surviving Seller Obligations (other than any Claim with respect to the representations and warranties of Seller set forth in Section 3.05) shall be wholly barred and unenforceable unless Buyer has given notice in writing of such Claim to other Party within the period of three (3) months after Buyer becoming aware of the facts, matters or circumstances giving rise to such Claim.

(c) Each Party shall give notice in writing of any Claim to the other Party as soon as reasonably practicable and, in any event, within ten (10) Business Days of such Party becoming aware of the facts, matters or circumstances giving rise to such Claim; provided that a failure to provide such notice within such ten (10) Business Day period shall not result in the loss of rights to indemnification hereunder except and only to the extent that the indemnifying party is actually and materially prejudiced thereby. Such notice shall give specific details of the nature of the claim, the fact(s), matter(s), event(s) or circumstance(s) giving rise to it and such Party’s bona fide estimate of any alleged Losses.

(d) If Buyer receives a Claim from a third party (a “Third Party Claim”) other than Buyer or the Group Companies for which indemnification may be sought by Buyer under this Agreement, Buyer shall promptly notify Seller of the Third Party Claim and discuss the defense of such Third Party Claim with Seller. Seller may, at its own expense, participate in the defense by Buyer or the Group Companies of such Third Party Claim, and, if Seller deems it necessary, may appoint legal counsel to take control of the defense of the Third Party Claim. Buyer shall not enter into any agreements to settle any Third Party Claim without obtaining the prior written consent of Seller (not to be unreasonably withheld, conditioned or delayed). Seller shall not enter into any agreements to settle any Third Party Claim without obtaining the prior written consent of Buyer (not to be unreasonably withheld, conditioned or delayed) unless such settlement would (i) include a complete and unconditional release of Buyer from all Liabilities with respect thereto, (ii) not impose any Liability (including equitable remedies) on Buyer and (iii) not involve a finding or admission of wrongdoing on the part of Buyer.

(e) Each Party shall take reasonable measures (including recovering amounts under insurance where the damages are covered by insurance) to mitigate any damages relating to an indemnification Claim under this Agreement. No Party shall be liable under this Agreement to the extent any damages are due to the failure of the other Party to take such measures.

ARTICLE 11 CONFIDENTIALITY; PUBLIC ANNOUNCEMENTS

Section 11.01 Confidentiality.

(a) The Parties understand and agree that all Confidential Information shall be treated as confidential. The receiving Party shall use the same degree of care as it uses with regard to its own proprietary information to prevent disclosure, use, or publication of the disclosing Party’s or its Affiliates’ Confidential Information. Confidential Information of the disclosing Party or its Affiliates shall be held confidential by the receiving Party and, except in connection with the Transaction, shall not be used by the receiving Party.

(b) Section 11.01(a) shall not apply to a Party’s disclosure of Confidential Information in the following circumstances:

(i) such disclosure is required by Law, any Governmental Authorities (including, for the avoidance of doubt, any stock exchange and Taxing Authority) having applicable jurisdiction, or any account management institutions (口座管理機関);

(ii) such disclosure is made to a Party’s Affiliates (for the purpose of this Section 11.01(b)(ii), Seller’s Affiliates include the domestic and international funds belonging to Carlyle (including the general partners, managing partners, unlimited liability partners, and other fund operators, as well as advisors and consultants related to the fund management of such funds) and the Group Company) or its or their Representatives to the extent reasonably necessary or desirable for purposes connected with this Agreement, in which case such Party is responsible for ensuring that its relevant Affiliate or Representative complies with the terms of this Section 11.01(a) as if it were a party to this Agreement;

(iii) such disclosure is made by Seller to an existing or potential investor in any member of Seller Group to the extent reasonably necessary for the purpose of constructing the investors’ relationship or marketing; provided that any Person who actually receives Confidential Information pursuant to such disclosure shall be subject to confidentiality requirements no less restrictive than the terms of this Section 11.01; or

(iv) such disclosure (A) is made to actual or prospective Debt Financing Entities in connection with any Debt Financing; provided that the recipients of such information agree to customary confidentiality undertakings consistent with customary practices of the Debt Financing Entities for financings similar to such Debt Financing, (B) is reasonably required (in the good faith judgment of Buyer) to be included in any prospectus, private placement memorandum or other similar offering document in connection with any Debt Financing or (C) is made to any rating agency, subject to customary confidentiality undertakings by such rating agency, in connection with the Debt Financing.

(c) Any disclosure by a Party of Confidential Information pursuant to Section 11.01(b)(i) (except for disclosure for legal or regulatory reasons where the disclosure is made to a regulatory body to the extent such disclosure is in the ordinary course of its supervisory function) shall only be made after providing the other Party with notice thereof (solely to the extent permitted by applicable Law) in order to permit such Party to seek an appropriate protective order or exemption.

(d) Violation by a Party or its Affiliates or Representatives of the foregoing provisions shall entitle the disclosing Party or its Affiliates, at its option, to obtain injunctive relief without showing irreparable harm or injury.

(e) For purposes hereof, “Confidential Information” shall mean the contents of this Agreement and the information created, transferred, recorded, or employed as part of, or otherwise resulting from the negotiations or due diligence and other activities undertaken in preparation for or pursuant to this Agreement, which constitutes the confidential, proprietary, or trade secret information of the disclosing Party or its Affiliates, in each case whether disclosed prior to or after the date hereof. With respect to Buyer as a receiving Party of Confidential Information, Confidential Information shall also include non-public information relating to the Group Companies, and information of a business, organizational, technical, financial, marketing, operational, regulatory, or sales nature and shall include any and all source codes and information relating to services, methods of operation, price lists, customer lists, technology, designs, specifications, or other proprietary information of the business or affairs of Seller or its Affiliates or the Group Companies, in each case whether disclosed prior to or after the date hereof. Notwithstanding the foregoing, Confidential Information excludes, however, any information that (i) is or becomes generally available to the public other than as a result of a direct or indirect disclosure by the receiving Party or its Affiliates in violation of this Agreement or other obligations of confidentiality, (ii) was available to the receiving Party or its Affiliates on a non-confidential basis prior to its disclosure by the disclosing Party or any of its Affiliates, (iii) becomes available to the receiving Party or any of its Affiliates on a non-confidential basis from a third Person (other than the disclosing Party or its Affiliates) who, to such Party’s knowledge, is not prohibited from disclosing such information by a legal, contractual or fiduciary obligation in respect of such information, or (iv) has been or becomes independently developed by the receiving Party or its Affiliates without the use of Confidential Information of the disclosing Party or its Affiliates.

Section 11.02 Public Announcements. Each Party agrees that no public release or announcement concerning the Transaction or other transactions contemplated under the Transaction Documents shall be issued by or on behalf of it without the prior written consent of the other Party; provided that each Party may make any such public release or announcement which is required by applicable Law or the rules of any stock exchange on which a Party’s or its Affiliate’s shares or other securities are listed, it being understood and agreed that each Party shall, to the extent permitted by applicable Law or the rules of any stock exchange on which a Party’s or its Affiliate’s shares or other securities are listed, provide the other Party with copies of any such public release or announcement and consult with the other Party in advance of such issuance.

ARTICLE 12 MISCELLANEOUS

Section 12.01 Notices. All notices, requests and other communications to any Party under this Agreement shall be in writing (including electronic mail (E-mail) transmission, so long as a receipt of such e-mail transmission is requested and received) and shall be given

(a)	if to Buyer, to:

Onto Innovation Inc.

16 Jonspin Road

Wilmington, MA 01887

Attention: General Counsel

Telephone: [***]

E-mail: [***]

and a copy (which shall not be deemed as a notice) to:

Simpson Thacher & Bartlett LLP

855 Boylston Street, 9th Floor

Boston, MA 02116

Attention: Joseph B. Conahan

Telephone: [***]

E-mail: [***]

and

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attention: Andrew P. Alin

Telephone: [***]

E-mail: [***]

(b)	if to Seller, to:

Atom Investment, L.P.

c/o The Carlyle Group

1001 Pennsylvania Avenue, NW, Washington DC 20004, U.S.A.

Attention: Susan Bass

Telephone: [***]

E-mail: [***]

and a copy (which shall not be deemed as a notice) to:

Carlyle Japan, LLC

Shin-Marunouchi Building 35F

1-5-1, Marunouchi, Chiyoda-ku, Tokyo 100-6535, Japan

E-mail: [***]

and

Nagashima Ohno & Tsunematsu

JP Tower, 2-7-2 Marunouchi, Chiyoda-ku, Tokyo 100-7036, Japan

Attention: Soichiro Uno, Masaki Mizukoshi

Telephone: [***]

E-mail: [***]

or such other address as such Party may hereafter specify for the purpose by notice to the other Party. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

Section 12.02 Amendments and Waivers.

(a) Any provision of this Agreement may be amended by a written agreement signed by Seller and Buyer. Any provision of this Agreement may be waived if, (i) in the case of a waiver which is to be effective against Buyer, such waiver is in writing and is signed by Buyer, or (ii) in the case of a waiver which is to be effective against Seller, such waiver is in writing and is signed by Seller.

(b) No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

Section 12.03 Expenses. Except as otherwise expressly provided in this Agreement, each of the Parties shall bear its own costs and expenses incurred in connection with this Agreement and the Transaction; provided, however, that Buyer shall bear and pay (i) all notarial fees incurred by the notarization of any documents and instruments which must be notarized in connection with the transactions contemplated in this Agreement, and (ii) all fees charged by any antitrust authorities or other Governmental Authorities required in order to obtain or make the Required Governmental Consents and Notices.

Section 12.04 Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns; provided that no Party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement, in whole or in part, without the prior written consent of the other Party; provided, further that Buyer may assign its right to acquire the Shares to the Buyer Designee unless such assignment would trigger any additional obligations of Seller or the Company under the securities Law or the rules of any stock exchange (but no such assignment shall relieve Buyer of its obligations under this Agreement). Any attempted assignment, delegation or transfer in violation of this Section 12.04 shall be null and void.

Section 12.05 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of Japan, without regard to choice-of-laws or conflict-of-laws provisions thereof.

Section 12.06 Dispute Resolution. All disputes arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination, shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce (the “ICC”) by three arbitrators appointed in accordance with such Rules of Arbitration and this Section 12.06. The place or legal seat of the arbitration shall be Tokyo, Japan. Each of Buyer, on the one hand, and Seller, on the other hand, shall be entitled to nominate one (1) arbitrator. The two (2) arbitrators shall consult with each other to agree upon the nomination of a third (3rd) arbitrator. Each Party shall bear their own expenses (including attorney fees) in connection with the arbitration; however, the fees and expenses of the arbitrators and ICC administrative expenses fixed by the Court in accordance with the scale in force at the time of the commencement of the arbitration, as well as the fees and expenses of any experts appointed by the arbitral tribunal shall be mutually shared by the Parties. The Parties’ agreement to arbitrate under this arbitration clause shall be governed by the laws of Japan. The arbitration shall be conducted in English. This arbitration clause shall survive the termination or expiration of this Agreement.

Section 12.07 Counterparts; Third Party Beneficiaries. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of which together shall be deemed to be one and the same instrument. This Agreement may be executed by delivery of an e-mail PDF copy of an executed signature page with the same force and effect as the delivery of an original executed signature page. Except as provided in Section 12.10, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations, or liabilities hereunder upon any Person other than the Parties hereto and their respective successors and assigns.

Section 12.08 Entire Agreement. This Agreement (including the Schedules and Exhibits hereto) constitutes the entire agreement among the Parties hereto and supersedes all prior agreements and understandings, oral and written, among the Parties hereto with respect to the subject matter hereof, including the Confidentiality Agreement (provided that, the Confidentiality Agreement shall remain in effect in accordance with the terms and conditions therein to the extent not in conflict with this Agreement until and unless the Closing occurs, including in the event this Agreement is terminated before the consummation of the Closing).

Section 12.09 Severability. If any provision of this Agreement or the application thereof under certain circumstances is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

Section 12.10 Non-Recourse. All claims or causes of action (whether in contract or in tort, in law or in equity) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), may be made only against the entities that are expressly identified as parties hereto and thereto. No Person who is not a named party to this Agreement, including any past, present or future Affiliate of Buyer, Seller or any Group Company or any of their respective directors, officers, employees, incorporators, members, managers, partners, equityholders (including shareholders and optionholders), Affiliates, agents, attorneys or Representatives (“Non-Party Affiliates”), shall have any liability (whether in contract or in tort, in law or in equity, or based upon any theory that seeks to impose liability of an entity party against its owners or affiliates) for any obligations or liabilities arising under, in connection with or related to this Agreement or such other Transaction Document (as the case may be) or for any claim based on, in respect of, or by reason of this Agreement or such other Transaction Document (as the case may be) or the negotiation or execution hereof or thereof; and each Party hereto waives and releases all such liabilities, claims and obligations against any such Non-Party Affiliates. Each Non-party Affiliate is an express third-party beneficiary of this Section 12.10.

Section 12.11 Good Faith Consultation. Seller and Buyer shall discuss and settle any matter(s) not set forth in this Agreement, or any questions arising with respect to the provisions of this Agreement, through mutual consultations in accordance with the principle of good faith.

Section 12.12 Debt Financing Sources. Notwithstanding anything in this Agreement to the contrary, Seller, on behalf of itself and each of its Affiliates, hereby (a) agrees that the Debt Financing Sources will not have any liability (whether in contract or in tort, in Law or in equity, or granted by statute or otherwise) for any claims, causes of action, obligations or any related losses, costs or expenses arising under, out of, in connection with or related in any manner to this Agreement or any of the transactions contemplated by this Agreement or based on, in respect of or by reason of this Agreement or its negotiation, execution, performance or breach, in each case, to Seller or any of its Affiliates, (b) agrees that it will not bring or support any proceeding, whether in Law or in equity, whether in contract or in tort or otherwise, involving the Debt Financing Sources, arising out of or relating to this Agreement, any Debt Financing or any of the agreements entered into in connection with any Debt Financing (including the Debt Commitment Letter and Debt Fee Letters) or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than exclusively in the Supreme Court of the State of New York, County of New York, or, if under applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof) and irrevocably submits itself and its property with respect to any such proceeding to the exclusive jurisdiction of such courts, (c) agrees that any such proceeding will be governed by the Laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the Laws of another state), (d) agrees that service of process upon such Person in any such proceeding will be effective if notice is given in accordance with Section 12.01, (e) irrevocably waive, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such proceeding in the Supreme Court of the State of New York, County of New York, or, if under applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof), (f) KNOWINGLY, INTENTIONALLY AND VOLUNTARILY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW TRIAL BY JURY IN ANY ACTION BROUGHT AGAINST ANY DEBT FINANCING SOURCES IN ANY WAY ARISING OUT OF OR RELATING TO, THIS AGREEMENT, ANY DEBT FINANCING OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY OR THE PERFORMANCE OF ANY SERVICES THEREUNDER, (g) agrees in no event will any Debt Financing Source be liable to Seller for consequential, special, exemplary, punitive or indirect damages

(including any loss of profits, business, or anticipated savings), or damages of a tortious nature in connection with any Debt Financing, and (h) agrees that the Debt Financing Sources are express third party beneficiaries of this Section 12.12, and the Debt Financing Sources may enforce such rights under such provisions, and such provisions (and any definitions used in such provisions or any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provisions would materially modify and abrogate the substance of this Section 12.12) shall not be amended, supplemented, waived or otherwise modified in any way adverse to any Debt Financing Source without the prior written consent of each related Debt Financing Entity. This Section 12.12 will not limit the rights of the parties to any Debt Financing under any definitive agreement in respect of such Debt Financing. Notwithstanding anything to the contrary contained herein, any modification, waiver or termination of the definition of “Debt Financing Entities” (or any other provision of this Agreement to the extent such modification, waiver or termination would modify the substance of such Article, Sections or definition) that is adverse to any Debt Financing Entity will not be effective without the prior written consent of the applicable Debt Financing Entity. This Section 12.12 will, with respect to the matters referenced herein, supersede any provision of this Agreement to the contrary. The provisions of this Section 12.12 will survive any termination of this Agreement. Notwithstanding anything to the contrary set forth herein, nothing in this Section 12.12 shall in any way limit or modify the rights and obligations of Buyer or Seller under this Agreement or any Debt Financing Source’s obligations to the Buyer or any of its Affiliates under any Debt Financing and related debt financing commitment letter or the definitive debt financing agreements.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized representatives as of the date first set forth above.

ONTO INNOVATION INC.

By:	/s/ Brian K. Roberts
Name: Brian K. Roberts
Title: Chief Financial Officer and Principal Accounting Officer

[Signature Page to Share Purchase Agreement]

ATOM INVESTMENT, L.P.
By: ATOM INVESTMENT GP, L.L.C., its general partner

By:	/s/ Susan Bass
Name: Susan Bass
Title: Vice President

[Signature Page to Share Purchase Agreement]